Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 10, 2014

Fantex 1/3 If you are still having problems viewing this message, please click here for additional help. Now you can invest in stock linked to the cash flows of a professional athlete How it Works Sign Up Log In After the IPO, Here's What Happens1 Trading Begins Once the Initial Public Offering, or IPO, closes and shares are allocated, open market trading begins on the Fantex platform. Regular Reporting Fantex, Inc. files quarterly, annual, and other periodic updates with the SEC as required by securities law. Brand Income When the athlete gets paid, a portion of the brand income is paid to Fantex, Inc. Potential Dividends Fantex, Inc. intends, but is not required, to declare and pay out cash dividends to stockholders. What Determines The Share Price? A stock's price is determined by supply and demand in the market. Our trading platform works on a bid/ask system, and there is no assurance as to the development or liquidity of any trading market. News about Fantex, Inc., the athlete, as well as any number of external factors may have an impact on stock price. Ultimately, it's up to the market to decide what's meaningful. What Is The Transaction Fee To Buy Or Sell? Excluding IPO purchases, the standard transaction fee is 1% of the total amount of your trade. So for example, if you purchase $100 of stock, you would pay a $1 transaction fee.

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WANT TO LEARN MORE ABOUT TRADING STOCKS LINKED TO ATHLETE BRANDS?

This offering is highly speculative and the securities involve a high degree of risk. Investing in shares should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

[1]The image is not complete and does not detail every step along the way. The steps illustrated are also forward-looking and are subject to a number of risks, uncertainties and assumptions that may cause actual events to differ materially. Before you invest, you should read the prospectus for any IPO complete information about Fantex and the offering, and for a description of such risks, uncertainties and assumptions. No shares may be sold prior to the time the registration statement for an IPO becomes effective.

Fantex, Inc. has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at **www.sec.gov**. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. **View the EJ Manuel prospectus**.

Fantex Brokerage Services, LLC, an affiliate of Fantex, Inc., is a registered broker-dealer, an alternative trading system registered with the SEC and a member of the Financial Industry Regulatory Authority. It is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc. Stifel, Nicolaus & Company, Incorporated, will act as the qualified independent underwriter for the offering.

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or other jurisdiction.

About Fantex Holdings
Based in San Francisco, Fantex Holdings, Inc. serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services, LLC. Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. Fantex Brokerage Services, LLC is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc.

Fantex Brokerage Services, 330 Townsend St., Suite 234, San Francisco, CA 94107
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